                       SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, DC

                                   FORM U-6B-2

                           CERTIFICATE OF NOTIFICATION

     Certificate is filed by: The Cleveland Electric Illuminating Company ("CEI"), a subsidiary of FirstEnergy Corp., a registered holding company, on its own behalf and on behalf of Cleveland Electric Financing Trust I (the "Trust"), a subsidiary of CEI, pursuant to Rule U-20(d) and Rule U-52(c) adopted under the Public Utility Holding Company Act of 1935.

     This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.   Type of securities:

     Security A: The Trust's 9% Cumulative Preferred Trust Securities ($25 liquidation value)
     Security B: The Trust's Common Securities
     Security C: CEI's 9% Junior Subordinated Debentures due 2031
     Security D: CEI's Guarantee

2.   Issue, renewal or guaranty:

     Security A: Issue
     Security B: Issue
     Security C: Issue
     Security D: guaranty

3.   Principal amount of each security:

     Security A: $100,000,000
     Security B: $3,093,000
     Security C: $103,093,000
     Security D: guarantee of payment

4.   Rate of interest per annum of each security:

     Security A: 9%
     Security B: Not Applicable
     Security C: 9%

     Security D: Not applicable

5.   Date of issue, renewal or guaranty of each security:

     Security A: December 19, 2001
     Security B: December 19, 2001
     Security C: December 19, 2001
     Security D: December 19, 2001

6.   If renewal of security, give date of original issue:

     Not Applicable

7.   Date of maturity of each security:

     Security A: December 15, 2031, unless otherwise extended
     Security B: Not Applicable
     Security C: December 15, 2031, unless otherwise extended
     Security D: Not Applicable

8.   Name of the person to whom each security was issued, renewed or guaranteed:

     Security A: Issued to Morgan Stanley & Co. Incorporated, First Union Securities, Inc., Salomon Smith Barney, Inc., and U.S. Bancorp Piper Jaffray Inc., and other underwriters listed in Annex A to an Underwriting Agreement dated as of December 12, 2001, in connection with an underwritten public offering.

     Security B: Issued to CEI.

     Security C: Issued to The Bank of New York, as property trustee of the Trust (the "Property Trustee").

     Security D: Issued to the Property Trustee.

9.   Collateral given with each security:

     Security A: none
     Security B: none
     Security C: none
     Security D: none

10.  Consideration given for each security:

     Security A: $100,000,000
     Security B: $3,093,000

     Security C: $103,093,000
     Security D: None

11.  Application of proceeds of each security:

     Securities A and B: Proceeds used by the Trust to purchase Security C.

     Security C: Proceeds to be used for the refinancing of preferred stock of CEI outstanding on October 29, 2001 at a lower after-tax cost of money.

     Security D: Not applicable

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of
Section 6(a) because of:

     (a)  the provisions contained in the first sentence of Section 6(b) [ ]

     (b)  the provisions contained in the fourth sentence of Section 6(b) [ ]

     (c) the provisions contained in any rule of the Commission other than Rule U-48 [x]

13. If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 percentum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b)):

       Not applicable.

14.    If the security or securities are exempt from the provisions of
Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued:

       Not applicable.

15.    If the security or securities are exempt form the provisions of
Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

       Rule 52.

                                    The Cleveland Electric Illuminating Company

                                    By:  /s/ Thomas Navin
                                         ----------------
                                             Thomas Navin
                                             Treasurer


Date: December 21, 2001